# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arcellx, Inc., CIK 0001786205
CUSIP: 03940C100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 800 BRIDGE PARKWAY, REDWOOD CITY, California (CA), 94065
Date of event which requires filing of this statement: 04/28/2026
Amends the filing with accession number 0000904454-26-000123
Filed by CIK 0000882095
Persons authorized to receive notices and communications: Gilead Sciences, Inc., 333 Lakeside Drive,, Foster City, California (CA), 94404, 650-574-3000

## Reporting persons
- GILEAD SCIENCES, INC. (CIK 0000882095): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (100% of the class)
  Comment: * See Item 4.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Arcellx, Inc.
Address of issuer's principal executive offices: 800 BRIDGE PARKWAY, REDWOOD CITY, California (CA), 94065
Comment:
Explanatory Note

This Amendment No. 1 amends the Schedule 13D filed on February 23, 2026, by Gilead Sciences, Inc. ("Gilead") relating to shares of common stock, par value $0.001 per share ("Shares" or "Common Stock") of Arcellx, Inc. (the "Original Schedule 13D"). Except as set forth herein, the Original Schedule 13D is unmodified. Capitalized terms used by not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended to include the following at the end thereof:

"As previously disclosed, Gilead, Purchaser and Arcellx entered into the Merger Agreement pursuant to which Purchaser commenced the Offer on March 6, 2026. The Offer expired at 5:00 p.m., Eastern Time, on April 27, 2026. Computershare Trust Company N.A., the depositary and paying agent for the Offer, advised Gilead that, as of the expiration of the Offer, 38,795,604 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing, together with Shares already owned by Gilead, approximately 77.2% of the Shares outstanding as of the expiration of the Offer.

Following consummation of the Offer, on April 28, 2026, Gilead completed its acquisition of Arcellx through the merger of Purchaser with and into Arcellx, and without a meeting of the stockholders of Arcellx in accordance with Section 251(h) of the DGCL, with Arcellx surviving such Merger as a wholly owned subsidiary of Gilead. In connection with the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned immediately prior to the effective time of the Merger by Arcellx (including those held in Arcellx's treasury), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the effective time of the Merger by Gilead, Purchaser or any other direct or indirect wholly owned subsidiary of Gilead, (iii) Shares irrevocably accepted for purchase pursuant to the Offer and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) was cancelled and converted into the right to receive on a per Share basis, (x) the Closing Amount in cash, without any interest thereon, subject to any withholding tax, plus (y) one CVR per Share (the Closing Amount plus one CVR, together, the "Offer Price").

As a result of the Merger, the 100 issued and outstanding shares of common stock, par value $0.001 per share, of Purchaser held by Gilead were converted into 100 issued and outstanding shares of common stock, par value $0.001 per share (the "New Shares"), of Arcellx. Consequently, Gilead became the beneficial owner of such 100 New Shares, which represent all of Arcellx's issued and outstanding shares of capital stock.

Following the Merger, all Shares ceased trading prior to the opening of trading on the Nasdaq Global Select Market on April 28, 2026, and will be delisted from Nasdaq and deregistered under the Exchange Act."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

"(a)-(b) The information relating to the beneficial ownership of the Shares by Gilead set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. This Schedule 13D shall not be construed as an admission by Gilead that Gilead is, for the purposes of Section 13(d) of the Act, the beneficial owner of any Shares covered by this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: "(a)-(b) The information relating to the beneficial ownership of the Shares by Gilead set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. This Schedule 13D shall not be construed as an admission by Gilead that Gilead is, for the purposes of Section 13(d) of the Act, the beneficial owner of any Shares covered by this statement.
Transactions in the class effected during the past sixty days: Except as otherwise described herein and in the Original Schedule 13D, neither Gilead nor, to the best knowledge of Gilead, any of the individuals listed on Schedule I have effected any transactions in Common Stock during the past sixty (60) days. On April 28, 2026, Purchaser accepted for payment pursuant to the Offer in exchange for the Offer Price all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the expiration of the Offer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

"At the effective time of the Merger, the Tender and Support Agreements terminated in accordance with their express terms."

## Signatures
- GILEAD SCIENCES, INC.: /s/ Andrew D. Dickinson, Andrew D. Dickinson / Chief Financial Officer (04/28/2026)